Exhibit 99.2

            HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)
                    HOLLINGER INTERNATIONAL INC. (U.S.)
                          HOLLINGER INC. (Canada)

                               PRESS RELEASE
             HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP

          Toronto, Canada, April 15, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian (a Canadian company in the Hollinger group of companies) and its affiliates intend to establish a new public vehicle -- Hollinger Canadian Newspapers, Limited Partnership (the "Hollinger L.P.") -- to own and operate Canadian community newspapers and related businesses currently owned by Hollinger Canadian and its affiliates (the "Canadian Community Newspapers"). Upon completion of the Cdn. $200 million private placement described below, Hollinger Canadian will hold approximately 89% of the equity of the Hollinger L.P. and will have used the net proceeds to reduce bank debt.

          Private placement agreements have been entered into for aggregate gross proceeds of Cdn. $200 million payable in two instalments, the first Cdn. $60 million of which has been paid. These proceeds will be utilized by the Hollinger L.P. to pay for a portion of the price for the Canadian Community Newspapers to be acquired by it. Upon payment of the second instalment and completion of the acquisition by the Hollinger L.P., private placement subscribers will receive an aggregate of 20 million special warrants of Hollinger L.P. Each special warrant is exercisable, at no additional cost, for one limited partnership unit of Hollinger L.P.. The Hollinger L.P. will prepare and file a prospectus qualifying the limited partnership units issuable upon exercise of the special warrants. Salman Partners Inc. acted as agent in connection with this private placement.

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          The closing of the acquisition of the Canadian Community
Newspapers by the Hollinger L.P. is expected to occur on or about April 29, 1999. The closing of the acquisition is subject to receipt of required consents and approvals. Hollinger Canadian or a subsidiary will manage Hollinger L.P. and, after the exercise of all special warrants, Hollinger Canadian and its affiliates will own approximately 89% of the Hollinger L.P.'s outstanding units. A subsequent public offering of units of the Hollinger L.P. is planned which would result in Hollinger Canadian's unitholding being reduced to not less than 75%.

          Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel. Included among the 163 paid daily newspapers that the company wholly owns or has an interest in are the Chicago Sun-Times, The Daily Telegraph (London) and The Ottawa Citizen. These 163 newspapers have a world-wide daily combined circulation of approximately 4,451,000. In addition, the company owns or has an interest in 441 non-daily newspapers as well as magazines and other publications.

          Hollinger Canadian currently owns substantially all of the Hollinger group's Canadian newspapers which include publications in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Prince Edward Island.

          Hollinger is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

For information please call:

Paul Healy                   J.A. Boultbee             Peter Y. Atkinson
Vice-President,              Executive Vice-President  Vice-President and
Corporate Development and    and CFO                   General Counsel,
Investor Relations           Hollinger Inc. and        Hollinger Inc. and


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Hollinger              Hollinger                 Vice-President,
International Inc.     International Inc.        Hollinger
                                                 International Inc.
212-586-5666           (416) 363-8721            (416) 363-8721